SECI 09059224 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49047

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Riverstone Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Capital of Texas Highway, Suite 310
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Suite 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 3/19

AB 3/19

OATH OR AFFIRMATION

I, Ed Valle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

TERESA J. THEODORE
Notary Public, State of Texas
My Commission Expires
March 16, 2010

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

RIVERSTONE WEALTH MANAGEMENT, INC.

Financial Statements and Supplemental Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)

RIVERSTONE WEALTH MANAGEMENT, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2008

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Board of Directors of
RiverStone Wealth Management, Inc.:

We have audited the accompanying statement of financial condition of RiverStone Wealth Management, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverStone Wealth Management, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2009

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

RIVERSTONE WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2008

ASSETS		
Cash and cash equivalents	$	346,239
Receivable from broker-dealers and clearing organizations		54,421
Securities owned, at market value		8,153
Advances to employees		130
Receivable from affiliate		171,433
Deferred tax asset		19,459
Other assets		142,849
TOTAL ASSETS	$	742,684
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to brokers-dealers	$	5,927
Accounts payable, accrued expenses and other liabilities		223,843
Payable to FINRA		4,721
Total liabilities		234,491
Stockholder's Equity		
Preferred stock, 500,000 shares authorized, \$.01 par value, 0 shares issued and outstanding		-
Common stock, 1,000,000 shares authorized, \$.01 par value, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		718,445
Retained deficit		(211,252)
Total stockholder's equity		508,193
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	742,684

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT, INC.
Statement of Operations
Year Ended December 31, 2008

REVENUES		
Commissions	$	1,385,919
Investment banking income		548,362
Advisory Income		1,151,895
Profit on trading activity		600,474
Interest and other income		622,179
Total revenues		4,308,829
EXPENSES		
Compensation and benefits		3,142,644
Clearance fees		186,797
Management fee expense		366,199
Regulatory fees and expenses		27,234
Professional fees		103,153
Other expenses		242,512
Total expenses		4,068,539
INCOME BEFORE INCOME TAXES		240,290
Provision for income taxes		(10,941)
NET INCOME	$	251,231

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balances, December 31, 2007	$ 2,403	$ 1,000	$ 966,046	$ (462,483)	$ 506,966
Redemption of Preferred Stock	(2,403)		(247,601)		(250,004)
Net income	-	-	-	251,231	251,231
Balances, December 31, 2008	$ -	$ 1,000	$ 718,445	$ (211,252)	$ 508,193

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT, INC.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	251,231
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Change in assets and liabilities		
Decrease in receivables from broker-dealers and clearing organizations		223,127
Decrease in concessions receivable		129,956
Decrease in securities owned		159,512
Decrease in advances to employees		560
Increase in receivable from affiliate		(171,433)
Increase in other assets		(111,171)
Increase in deferred tax asset		(19,459)
Decrease in accounts payable and accrued expenses		(79,531)
Decrease in payable to FINRA		(30,709)
Net cash provided by operating activities		352,083
Cash flows from investing activities:		-
Cash flows from financing activities:		
Redemption of preferred stock		(250,004)
Net cash used in operating activities		(250,004)
Net increase in cash and cash equivalents		102,079
Cash and cash equivalents at beginning of year		244,160
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	346,239

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	10,033
Interest paid	$	295

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

RiverStone Wealth Management, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that Rule. The Company is a Texas corporation that is a wholly owned subsidiary of RiverStone Financial Group, Inc. (Parent).

The Company changed its name from First Avantus Securities, Inc. in 2004. The Parent changed its name from First Financial Investment Securities, Inc. in 2004.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Preferred Stock

The Company records the redemption of preferred stock based on the cost method.

Note 2 - Significant Accounting Policies (continued)

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customers.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, securities owned and advances to employees. The Company had cash balances in excess of federally (FDIC) insured limits at various times during 2008 ($ -0- at December 31, 2008). Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

Texas franchise tax is based on taxable margin, as defined under the law, and is computed on total gross revenues reduced by the greatest of three defined amounts. For the year ended December 31, 2008, the Company accrued a tax payable of $11,485.

Fair Value Measurments

On January 1, 2008, the Company adopted Financial Accounting Standards Board No.157 (SFAS 157), *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements.

Note 2 - Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact on the Company's results of operations and financial condition.

Note 3- Accounts Payable, Accrued Expenses and Other Liabilities

The balance of this account consisted of the following as of December 31, 2008:

Accrued payroll and related items	$	151,418
Insurance premiums payable		14,849
Other items		57,576
Total accounts payable, accrued expenses and other liabilities	$	223,843

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $301,562 and $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1.

Note 5 - Income Taxes

The provision for income taxes for 2008 differs from the amount computed by applying the federal statutory rate of 34% to income before income taxes as follows:

Note 5 - Income Taxes (continued)

		2008	
Tax on income	$	81,699	34.0 %
Effect of permanent differences		327	0.1 %
Change in estimate to state tax payable		(2,967)	-1.2 %
Effect of state taxes (net of federal benefits)		7,380	3.4 %
Effect of recognizing net operating loss carryforward		(97,580)	(40.6)%
Total income tax expense	$	(10,941)	(4.6)%

The components of total income tax expense for 2008 are as follow:

		Current	Adjustment	Deferred		Total
Federal	$	-	-	(19,459)	$	(19,459)
State		11,485	(2,967)	-		8,518
	$	11,485	(2,967)	(19,459)	$	(10,941)

The deferred tax assets for the Company as of December 31, 2008 are as follows:

		2008
Classified as noncurrent		
Noncurrent assets		
Net operating loss carryforward	$	19,459
Net noncurrent deferred tax asset		19,459
Less: valuation reserve		-
Net deferred tax assets	$	19,459

As of December 31, 2008, the Company has net operating loss carryforwards of approximately $57,230 for U.S. Federal tax purposes, which will begin to expire in 2016 if not utilized. The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period. Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards may be significantly restricted with any subsequent change in control or sale of the Company.

Note 6 - Employee Benefit Plans

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2008.

Note 6 - Employee Benefit Plans (continued)

The Company offers health care coverage for eligible employees and their qualifying dependents.

Note 7 - Related Party Transactions

The Company is provided certain management and administrative services, office facilities, staff support, utilities and supplies by the Parent. During the year ended December 31, 2008, the Company paid management fees for such services to the Parent of $366,199 under the terms of a Management Services Agreement.

The Company is currently using office space in Austin, Dallas and San Antonio. Rental payments are an obligation assumed by the Parent for which the Company pays 80%. Total rent expense for 2008 was $265,505.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. The total related income for 2008 was $765,660.

At December 31, 2008, the Company had a balance due from the Parent of $171,433 related to the purchase of Company outstanding preferred shares and rent.

Note 8 - Commitments and Contingencies

Litigation

The Company, from time to time, may be involved in litigation relating to claims arising out of its ordinary course of business. However, at December 31, 2008, there were no significant outstanding legal actions or claims against the Company.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

FINRA Settlement

In 2005, the Company accrued $100,000 in fines and assessments related to findings from a FINRA examination in 2003. The Company believes that it has taken appropriate actions to correct the areas resulting in these fines and assessments. However, the

Note 8 - Commitments and Contingencies (continued)

Company could be fined or assessed in future periods. The balance of the fines and assessments payable to FINRA at December 31, 2008 was $4,721.

Note 9 - Fair Value of Financial Instruments

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). SFAS 157 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information.

The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Company's Level 1 assets and liabilities include exchange traded equities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs. The Company has no Level 2 assets.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques. The Company has worthless stocks in inventory that have been fully reserved due to lack of unobservable inputs.

Note 9 - Fair Value of Financial Instruments (continued)

The following table sets forth the Company's assets and liabilities that are measured at fair value on a recurring basis as of the December 31, 2008:

Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Securities purchased under agreements to resell				
Stock and options	$ 8,153	$ 8,153	$ -	$ -
Total	$ 8,153	$ 8,153	$ -	$ -

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximated fair market value at December 31, 2008 because of their relatively short maturity.

Schedule I

RIVERSTONE WEALTH MANAGEMENT, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Total stockholder's equity qualified for net capital	$ 508,193
Deductions and/or charges	
Non-allowable assets:	
Advances to employees	130
Receivables from affiliates, subsidiaries and associated partnerships	171,433
Prepaids	32,813
Total deductions and/or charges	204,376
Net capital before haircuts on securities	303,817
Haircuts on securities	2,255
Net capital	$ 301,562
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 234,491
Total aggregate indebtedness	$ 234,491
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 251,562
Ratio of aggregate indebtedness to net capital	0.78 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 282,999
Audit adjustments - related to income taxes and purchase of preferred stock	18,563
Net capital per above	$ 301,562

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control

To the Board of Directors of
RiverStone Wealth Management, Inc.:

In planning and performing our audit of the financial statements of RiverStone Wealth Management, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5918 W. Courtyard, Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL   AUSTIN • HOUSTON • ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 26, 2009